Exhibit 1

U.S. GAAP

February 5, 2004

Condensed Statements of Consolidated Financial Results
For the Nine Months Ended December 31, 2003

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

President:	Kunihiko Sakioka, Representative Director

Inquiries:	Hitoshi Higaki, Managing Director (Tel: +81-3-3348-2424)

Applications of different accounting principles from those used in the previous fiscal year:	None

Application of GAAP:	U.S. GAAP

U.S. GAAP

Summary of Consolidated Financial Results for the Nine Months Ended December 31, 2002 and 2003, and for the Year Ended March 31, 2003

1. Consolidated Operating Results

	Millions of Yen Except Percentages

	Nine Months Ended December 31,				Year Ended March 31,

	2002	Change	2003	Change	2003	Change

Gross revenue	¥30,035	21.68%	¥30,180	0.48%	¥40,080	19.47%
Income before income taxes	7,040	20.98	7,940	12.78	9,100	5.79
Net income	3,927	20.91	4,516	15.00	5,176	7.81

	Yen

	Nine Months Ended December 31,		Year Ended March 31,

	2002	2003	2003

Net income per share:
Basic	¥ 30.32	¥ 36.15	¥ 40.15
Diluted	28.12	33.36	37.24

Notes:	(1)	Net income from equity-method affiliates was ¥5 million for the nine months ended December 31, 2002, and net losses from equity-method affiliates were ¥120 million for the nine months ended December 31, 2003 and ¥17 million for the year ended March 31, 2003.
	(2)	The weighted-average numbers of outstanding shares were 129,541,290 shares for the nine months ended December 31, 2002, 124,915,587 shares for the nine months ended December 31, 2003 and 128,920,040 shares for the year ended March 31, 2003.
	(3)	On May 20, 2003, NISSIN completed a two-for-one stock split. All share information disclosed above has been retroactively adjusted to reflect the stock split.
	(4)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase from the respective figures for the corresponding period of the previous year.

2. Consolidated Balance Sheets Highlights

	Millions of Yen Except Per Share Data and Percentages

	December 31,		March 31,

	2002	2003	2003

Total assets	¥204,835	¥200,781	¥206,574
Shareholders’ equity	45,183	49,720	45,597
Shareholders’ equity per share (Yen)	351.63	402.63	360.57
Ratio of shareholders’ equity to total assets (%)	22.06%	24.76%	22.07%

Notes:	(1)	There were 128,494,540 outstanding shares on December 31, 2002, 123,488,016 outstanding shares on December 31, 2003 and 126,459,540 outstanding shares on March 31, 2003.
	(2)	On May 20, 2003, NISSIN completed a two-for-one stock split. All share information disclosed above has been retroactively adjusted to reflect the stock split.

3. Consolidated Cash Flows

	Millions of Yen

	Nine Months Ended December 31,		Year Ended March 31,

	2002	2003	2003

Net cash provided by operating activities	¥15,263	¥14,899	¥21,315
Net cash used in investing activities	(28,313)	(7,853)	(36,658)
Net cash provided by (used in) financing activities	19,772	(11,217)	21,839
Cash and cash equivalents at end of period	23,838	19,441	23,612

U.S. GAAP

4. Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	6 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	3 companies

5. Change in the Scope of Consolidation and Application of the Equity Method

Newly consolidated subsidiaries:	3 companies
Formerly consolidated subsidiaries:	None
Affiliates newly accounted for under the equity method:	None
Affiliates formerly accounted for under the equity method:	2 companies

U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

1. CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

     (1) Results for the Three Months Ended December 31, 2002 and 2003

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)

	Three Months Ended			Three Months Ended
	December 31,			December 31,

	2002	2003	Change	2003

Interest income:
Loans	¥9,856	¥9,444	¥(412)	$88,155
Other	176	527	351	4,919

Total interest income	10,032	9,971	(61)	93,074
Interest expense:
Borrowings	981	904	(77)	8,439
Other	19	31	12	289

Total interest expense	1,000	935	(65)	8,728

Net interest income	9,032	9,036	4	84,346

Provision for loan losses	2,766	3,320	554	30,990

Net interest income after provision for loan losses	6,266	5,716	(550)	53,356

Non-interest income (loss):
(Losses) gain on investment securities, net	(428)	48	476	448
Gain on sale of a subsidiary	334	—	(334)	—
Commission income	456	—	(456)	—
Guarantee fees received, net	36	60	24	560
Equity income (losses) in affiliates	4	(47)	(51)	(439)
Rents, dividends and other	160	74	(86)	691

Total non-interest income	562	135	(427)	1,260
Non-interest expense:
Salaries and employee benefits	1,596	1,752	156	16,354
Occupancy, furniture and equipment	507	523	16	4,882
Advertising	99	31	(68)	289
Other general and administrative expenses	1,352	817	(535)	7,626
Losses on sale and impairment of long-lived assets, net	19	1	(18)	9
Impairment of investment in affiliates	286	—	(286)	—
Other	82	6	(76)	57
Minority interests	(19)	2	21	19

Total non-interest expense	3,922	3,132	(790)	29,236

Income before income taxes	2,906	2,719	(187)	25,380

Income taxes	1,287	1,173	(114)	10,949

Net income	¥1,619	¥1,546	¥(73)	$14,431

				U.S. Dollars
		Yen		(Note 1)

Per share data		2002	2003	2003

Net income	- basic	¥12.53	¥12.52	$0.12
	- diluted	11.57	11.53	0.11

	Thousands of Shares		Thousands of Shares

Weighted average shares outstanding	2002	2003	2003

Basic	129,212	123,488	123,488
Diluted	141,950	136,227	136,227

See accompanying summary of significant accounting polices and other notes to consolidated financial statements

U.S. GAAP

     (2) Results for the Nine Months Ended December 31, 2002 and 2003

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)

	Nine Months Ended			Nine Months Ended
	December 31,			December 31,

	2002	2003	Change	2003

Interest income:
Loans	¥28,738	¥28,862	¥124	$269,411
Other	362	1,344	982	12,546

Total interest income	29,100	30,206	1,106	281,957
Interest expense:
Borrowings	2,941	2,779	(162)	25,940
Other	43	79	36	737

Total interest expense	2,984	2,858	(126)	26,677

Net interest income	26,116	27,348	1,232	255,280

Provision for loan losses	9,131	10,123	992	94,493

Net interest income after provision for loan losses	16,985	17,225	240	160,787

Non-interest income (loss):
Losses on investment securities, net	(744)	(248)	496	(2,315)
Gain on sale of a subsidiary	334	—	(334)	—
Gain on sale of an affiliate	—	17	17	159
Commission income	1,075	—	(1,075)	—
Guarantee fees received, net	3	132	129	1,232
Equity income (losses) in affiliates	5	(120)	(125)	(1,120)
Rents, dividends and other	262	193	(69)	1,802

Total non-interest income (loss)	935	(26)	(961)	(242)
Non-interest expense:
Salaries and employee benefits	4,653	5,094	441	47,550
Occupancy, furniture and equipment	1,636	1,529	(107)	14,272
Advertising	374	99	(275)	924
Other general and administrative expenses	3,468	2,577	(891)	24,055
Losses (gain) on sale and impairment of long-lived assets, net	114	(78)	(192)	(728)
Impairment of investment in affiliates	465	—	(465)	—
Other	118	36	(82)	338
Minority interests	52	2	(50)	19

Total non-interest expense	10,880	9,259	(1,621)	86,430

Income before income taxes	7,040	7,940	900	74,115

Income taxes	3,113	3,424	311	31,961

Net income	¥3,927	¥4,516	¥589	$42,154

				U.S. Dollars
		Yen		(Note 1)

Per share data		2002	2003	2003

Net income	- basic	¥30.32	¥36.15	$0.34
	- diluted	28.12	33.36	0.31

	Thousands of Shares		Thousands of Shares

Weighted average shares outstanding	2002	2003	2003

Basic	129,541	124,916	124,916
Diluted	142,280	137,655	137,655

See accompanying summary of significant accounting polices and other notes to consolidated financial statements

U.S. GAAP

2. CONSOLIDATED BALANCE SHEETS

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)

	March 31, 2003	December 31, 2003	December 31, 2003

	(Audited)	(Unaudited)	(Unaudited)

ASSETS
Cash and cash equivalents	¥23,612	¥19,441	$181,471
Deposit of restricted cash in bank	223	190	1,774
Loans receivable, net	166,977	161,073	1,503,528
Purchased loans receivable, net	2,946	4,307	40,203
Interest receivable	1,177	1,087	10,147
Investment securities	2,234	6,707	62,606
Property and equipment:
Land	947	947	8,840
Buildings and structures	1,074	1,078	10,063
Equipment and software	4,318	5,038	47,027

	6,339	7,063	65,930
Accumulated depreciation and amortization	(2,223)	(2,358)	(22,011)

	4,116	4,705	43,919
Investment in affiliates	742	342	3,192
Deferred income taxes	2,184	961	8,970
Other assets	2,363	1,968	18,371

Total assets	¥206,574	¥200,781	$1,874,181

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥5,600	¥5,800	$54,140
Accrued income taxes	2,925	972	9,073
Accrued expenses	521	473	4,415
Long-term borrowings	148,595	139,911	1,305,993
Capital lease obligations	1,914	2,048	19,117
Accrued retirement benefits	336	334	3,118
Other liabilities	1,086	1,511	14,104

Total liabilities	160,977	151,049	1,409,960

Minority interests	—	12	112

Commitments and contingencies (Note 10)

Shareholders’ equity:
Common stock	6,611	6,611	61,710
Additional paid-in capital	8,462	8,458	78,951
Retained earnings	33,275	36,790	343,414
Cumulative other comprehensive income	70	1,875	17,502
Less treasury stock, at cost	(2,821)	(4,014)	(37,468)

Total shareholders’ equity	45,597	49,720	464,109

Total liabilities and shareholders’ equity	¥206,574	¥200,781	$1,874,181

See accompanying summary of significant accounting polices and other notes to consolidated financial statements

U.S. GAAP

3. CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)

	Nine Months Ended		Nine Months Ended
	December 31,		December 31,

	2002	2003	2003

Operating Activities
Net income	¥3,927	¥4,516	$42,154
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	790	656	6,123
Amortization of debt issuance costs	187	201	1,876
Amortization of loan origination costs	522	623	5,815
Amortization of cap option premium	1	—	—
Losses on sale and impairment of long-lived assets, net	114	(78)	(728)
Provision for loan losses	9,131	10,123	94,493
Losses on investment securities, net	744	248	2,315
Equity (income) losses in affiliates	(6)	120	1,120
Impairment of investment in affiliates	465	—	—
Gain on sale of a subsidiary	(334)	—	—
Gain on sale of affiliates	—	(17)	(159)
Minority interests	52	2	19
Changes in assets and liabilities:
Interest receivable	(49)	90	840
Accrued expenses and income taxes	(1,392)	(2,001)	(18,678)
Other liabilities	1,111	416	3,884

Net cash provided by operating activities	15,263	14,899	139,074

Investing Activities
Cash used for loan originations, net of principal collections	(25,452)	(4,612)	(43,050)
Purchases of distressed loans, net of principal collections	(908)	(1,591)	(14,851)
Purchases of investment securities	(306)	(2,641)	(24,652)
Proceeds from sale of investment securities	841	1,251	11,677
Investment in affiliated company	(535)	—	—
Purchases of property and equipment	(819)	(596)	(5,563)
Proceeds from sales of property and equipment	34	365	3,407
Cash decrease upon sale of a subsidiary	(144)	—	—
Minority interest	(3)	—	—
Changes in other assets	(1,021)	(29)	(271)

Net cash used in investing activities	(28,313)	(7,853)	(73,303)

Financing Activities
Proceeds from short-term borrowings	9,145	11,550	107,813
Repayment of short-term borrowings	(4,990)	(11,350)	(105,946)
Proceeds from long-term borrowings	63,968	38,318	357,678
Repayment of long-term borrowings	(45,306)	(47,002)	(438,738)
Deferred debt issuance costs	171	(9)	(84)
Restricted deposit	—	33	308
Payment of capital lease obligations	(762)	(569)	(5,311)
Repurchases of stock warrants	(5)	(5)	(47)
Purchases of treasury stock, net	(1,616)	(1,192)	(11,127)
Dividends paid	(833)	(1,001)	(9,344)
Proceeds from minority shareholders’ payments	—	10	93

Net cash provided by (used in) financing activities	19,772	(11,217)	(104,705)

Net increase (decrease) in cash and cash equivalents	6,722	(4,171)	(38,934)
Cash and cash equivalents at beginning of period	17,116	23,612	220,405

Cash and cash equivalents at end of period	¥23,838	¥19,441	$181,471

See accompanying summary of significant accounting polices and other notes to consolidated financial statements

U.S. GAAP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture, western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate only in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration on lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and stability of its borrowing base in Japan.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals, including consumers, small business owners and sole proprietors. NISSIN distributes the following products by using a variety of channels:

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Small business owner loans: Designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

On April 25, 2003, NISSIN invested ¥10 million ($93 thousand) to establish Nissin Insurance Co., Ltd., a wholly-owned subsidiary, to operate as an agent for major life or non-life insurance companies in Japan.

On September 8, 2003, NISSIN invested ¥29 million ($271 thousand) to establish NIS Real Estate Co., Ltd., a 95% owned subsidiary, to act as an agent for company housing management.

On November 10, 2003, NISSIN invested ¥50 million ($467 thousand) to establish NIS Lease Co., Ltd. which is a wholly-owned subsidiary. NIS Lease Co., Ltd. plans to acquire equipment and related assets for lease and plans to commence leasing operations in Japan in early 2004.

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries, Nissin Servicer Co., Ltd., Big Apple Co., Ltd., Nissin Credit Guarantee Co., Ltd., Nissin Insurance Co., Ltd., NIS Real Estate Co., Ltd. and NIS Lease Co., Ltd. (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in consolidation.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on December 31, 2003, which was ¥107.13 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2003 contained in NISSIN’s Annual Report on Form 20-F should be read in conjunction with these condensed consolidated financial statements.

U.S. GAAP

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. These estimates are based on information available as of the date of the condensed consolidated financial statements. In particular, significant estimates are made regarding the Company’s allowance for loan losses. Actual results could differ from estimates, resulting in material charges to income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with the specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged-off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged-off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-four months.

(b) Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loans receivable. Recoveries of previously charged-off amounts are credited to the allowance. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment and bankruptcy rates, and historical loss experience. Restructured loans include any loans which are restructured for interest, principal or term. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

The Company’s policy is generally to charge off loan balances and cease accrual of interest as follows:

Consumer loans and Business Timely loans: When a loan’s contractual payment becomes 67 days delinquent or upon other events such as bankruptcy of the borrower.

Small business owner loans and Wide loans: When the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

U.S. GAAP

Secured loans: When the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

(c) Purchased Loans Receivable and Revenue Recognition

Purchased loans are almost loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written-off once the Company deems the loan uncollectible.

However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2003 and December 31, 2003, approximately ¥257 million and ¥436 million ($4,070 thousand) in book value of loans was accounted for under the level yield interest method, respectively.

(d) Guarantees

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” relating to a guarantor’s accounting for and disclosure of certain guarantees issued. FIN No. 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including certain third-party guarantees, to be initially recorded on the balance sheet at fair value. For guarantees issued on or before December 31, 2002, liabilities are recorded when and if payments become probable and estimable. The Company recognized reserves for guarantee losses of ¥9 million and ¥88 million ($821 thousand) at March 31, 2003 and December 31, 2003, respectively.

Additionally, in the normal course of business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.

(e) Treasury Stock

Treasury stock is recorded at cost. Pursuant to the Commercial Code of Japan (the “Code”), a company may purchase treasury stock with the appropriate shareholder approval, and can retire treasury stock by reducing retained earnings.

(f) Earnings Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

On May 20, 2003, NISSIN completed a two-for-one stock split. All share information disclosed has been retroactively adjusted to reflect the stock split.

U.S. GAAP

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract within an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and did not to have a material impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For certain financial instruments, the classification and measurement provisions of SFAS No. 150 have been deferred indefinitely. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” More specifically, FIN No. 46 explains how to identify variable interest entities and how to determine whether or not those entities should be consolidated. FIN No. 46 requires the primary beneficiaries of variable interest entities to consolidate the variable interest entities if they are subject to a majority of the risk of loss or are entitled to receive a majority of the residual returns. FIN No. 46 also requires that both the primary beneficiary and all other enterprises with a significant variable interest in a variable interest entity make certain disclosures. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which a public enterprise holds a variable interest that it acquired before February 1, 2003. The provisions of FIN No. 46 are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer. The SOP is effective for loan acquired in fiscal years beginning after December 15, 2004. The Company is currently assessing the impact of this statement on the Company’s results of operations and financial position but does not expect the adoption of this statement to have a significant impact.

4. LOANS RECEIVABLE

The following is a summary of loans outstanding as of March 31, 2003 and December 31, 2003:

				Thousands of
	Millions of Yen			U.S. Dollars

	March 31, 2003	December 31, 2003	Change	December 31, 2003

Consumer loans	¥40,938	¥36,436	¥(4,502)	$340,110
Wide loans	63,993	59,460	(4,533)	555,027
Small business owner loans	53,915	57,381	3,466	535,620
Business Timely loans	17,303	17,904	601	167,124
Secured and other loans	1,623	1,972	349	18,408

Total loans outstanding	177,772	173,153	(4,619)	1,616,289
Allowance for loan losses	(11,827)	(13,127)	(1,300)	(122,534)
Deferred origination costs	1,032	1,047	15	9,773

Balance at end of period	¥166,977	¥161,073	¥(5,904)	$1,503,528

U.S. GAAP

5. ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses for the nine months ended December 31, 2002 and 2003 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	Nine Months Ended December 31,			Nine Months Ended
	2002	2003	Change	December 31, 2003

Balance at beginning of period	¥8,831	¥11,827	¥2,996	$110,399
Provision for loan losses	9,075	9,893	818	92,346
Charge-offs, net of recoveries	(6,906)	(8,593)	(1,687)	(80,211)

Balance at end of period	¥11,000	¥13,127	¥2,127	$122,534

6. INTEREST INCOME

The following is a summary of interest income from loans receivable for the nine months ended December 31, 2002 and 2003:

				Thousands of
	Millions of Yen			U.S. Dollars

	Nine Months Ended December 31,			Nine Months Ended
	2002	2003	Change	December 31, 2003

Consumer loans	¥8,978	¥7,449	¥(1,529)	$69,532
Wide loans	9,763	9,875	112	92,178
Small business owner loans	6,967	8,592	1,625	80,202
Business Timely loans	3,388	3,419	31	31,914
Secured and other loans	164	150	(14)	1,400

Total interest revenue from loans receivable	29,260	29,485	225	275,226
Less: Amortization of loan origination costs	(522)	(623)	(101)	(5,815)
Purchased loans and other	362	1,344	982	12,546

Total interest income	¥29,100	¥30,206	¥1,106	$281,957

U.S. GAAP

7. PURCHASED LOANS RECEIVABLE

Nissin Servicer Co., Ltd. purchases distressed loans from financial institutions and services these loans. As of March 31, 2003 and December 31, 2003, summary of purchased loans is as follows:

	Millions of Yen

	March 31, 2003

			Collections

	Contract	Purchased				Allowance	Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Increased	Value

Purchased loans	¥411,966	¥5,234	¥2,145	¥712	¥12	¥131	¥2,946

	Millions of Yen

	December 31, 2003

			Collections

	Contract	Purchased				Allowance	Carrying
	Amount	Amount	Principal	Interest	Charge-Offs	Increased	Value

Purchased loans	¥765,513	¥6,343	¥1,806	¥1,343	¥30	¥200	¥4,307

	Thousands of U.S. Dollars

	December 31, 2003

			Collections
	Contract	Purchased				Allowance	Carrying
	Amount	Amount	Principal	Interest	Charge-Offs	Increased	Value

Purchased loans	$7,145,645	$59,208	$16,858	$12,536	$280	$1,867	$40,203

8. SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings as of March 31, 2003 and December 31, 2003 comprised the following:

			Thousands of
	Millions of Yen		U.S. Dollars

	March 31, 2003	December 31, 2003	December 31, 2003

Bank loans	¥3,200	¥3,100	$28,937
Commercial paper	2,400	2,500	23,336
Rediscounted notes	—	200	1,867

Total short-term borrowings	¥5,600	¥5,800	$54,140

Interest rates on bank loans as of March 31, 2003 and December 31, 2003 are fixed under contracts ranging from 1.998% to 2.500% and from 1.971% to 2.250%, with the weighted average interest rates of these bank loans being 2.039% and 1.982%, respectively. Interest rates on commercial paper as of March 31, 2003 and December 31, 2003 range from 1.100% to 1.330% and from 0.450% to 0.800%, respectively. The weighted average interest rates of the commercial paper as of March 31, 2003 and December 31, 2003 are 1.227% and 0.520%, respectively. Interest rates on all rediscounted notes as of December 31, 2003 are 2.370%. All short-term borrowings have terms ranging from 2 months to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

U.S. GAAP

Long-term borrowings as of March 31, 2003 and December 31, 2003 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars

	March 31, 2003	December 31, 2003	December 31, 2003

3.00% unsecured bonds, due April 20, 2004	¥10,000	¥10,000	$93,345
3.32% unsecured bonds, due April 11, 2003	5,000	—	—
2.45% unsecured bonds, due March 28, 2005	10,000	10,000	93,345
2.30% unsecured bonds with warrants, due April 20, 2004 (A)	1,500	1,500	14,001
2.35% unsecured bonds, due November 1, 2005	5,000	5,000	46,672
1.90% unsecured bonds, due July 31, 2006	—	500	4,667
0.80% unsecured bonds, due September 19, 2008	—	300	2,800
1.70% unsecured convertible bonds, due September 29, 2006 (B)	10,000	10,000	93,345

Total bonds	41,500	37,300	348,175

Loans from banks and other financial institutions	107,095	102,611	957,818

Total long-term borrowings	¥148,595	¥139,911	$1,305,993

(A)	Under NISSIN’s incentive warrant plan and as a part of NISSIN’s normal funding activity, on April 20, 2001, NISSIN issued ¥1.5 billion of 2.3% unsecured bonds with detachable warrants to purchase 2,598 thousand shares of common stock at an exercise price of ¥577.50 ($5.39) per share. These warrants were immediately repurchased at their deemed fair value in order to be granted as compensation to directors and selected employees of NISSIN. The issuance price of the bond was ¥1,088,000 per ¥1,000,000, of which ¥88,000 was attributable to the fair value of warrants. The exercise period of the warrant is from July 2, 2001 through April 19, 2004. The bond will mature on April 20, 2004.

(B)	On September 13, 2001, NISSIN issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥785.00 ($7.33) per share of common stock.

As of March 31, 2003 and December 31, 2003, the weighted average rates of loans from banks and other financial institutions are 2.415% and 2.390%, respectively.

During the year ended March 31, 2003, NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, the Company sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since the Company reserves an option to repurchase the senior beneficiary interest, the Company does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2003 and December 31, 2003, entrusted loans outstanding included in loans receivable are ¥4,573 million and ¥3,490 million ($32,577 thousand), respectively. The related long-term liability recorded in loans from banks and other financial institutions are ¥3,574 million and ¥2,046 million ($19,098 thousand), respectively.

9. CUMULATIVE OTHER COMPREHENSIVE INCOME

Comprehensive income is ¥3,862 million and ¥6,321 million ($59,003 thousand) for the nine months ended December 31, 2002 and 2003, respectively. The components of other comprehensive income are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	Nine Months Ended		Nine Months Ended
	December 31,		December 31, 2003
	2002	2003

Decrease (increase) in unrealized losses on cash flow hedging instruments	¥45	¥(3)	$(28)
(Decrease) increase in net unrealized gain on investment securities	(110)	1,808	16,877

Total other comprehensive (loss) income	¥(65)	¥1,805	$16,849

U.S. GAAP

10. COMMITMENTS AND CONTINGENCIES

Under the terms and conditions of the Company’s revolving credit line agreements, the Company may, but is not committed to, lend funds to Consumer loan and Business Timely loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness. The Company’s unfunded credit lines as of March 31, 2003 and December 31, 2003 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	March 31, 2003	December 31, 2003	December 31, 2003

Unfunded credit lines with loans outstanding	¥7,221	¥6,837	$63,820
Unfunded credit lines without any loans outstanding	28,706	31,076	290,077

Total unfunded credit lines	¥35,927	¥37,913	$353,897

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the nine months ended December 31, 2002 and 2003, approximately ¥50 million and ¥88 million ($821 thousand) in interest income was refunded to borrowers, respectively.

Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other incurred by Sanyo Club Co., Ltd. NISSIN is required to perform as a guarantor for the loans for which payments are 120 days or more delinquent. Under the loan agreement, borrowers are not required to have a guarantor nor collateral. The Company maintains a reserve for estimated guarantee losses in its other liabilities.

NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

3S loans: NISSIN guarantees 100% of borrowings by customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to perform as a guarantor for the loans for which payments are 14 days or more delinquent. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and is designed for small or middle size corporations. The Company maintains a reserve for estimated guarantee losses.

Business loans: NISSIN guarantees 10% of borrowings by customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to perform as a guarantor for the loans for which payments are 90 days or more delinquent. Business loans are unsecured loans designed for small or middle size corporations. The Company maintains a reserve for estimated guarantee losses.

As of March 31, 2003 and December 31, 2003, NISSIN guaranteed borrowings and reserve for guarantee losses are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	March 31, 2003	December 31, 2003	December 31, 2003

Guaranteed borrowings	¥1,504	¥3,016	$28,153
Reserves for guarantee losses	9	88	821

U.S. GAAP

During the nine months ended December 31, 2002 and 2003, NISSIN paid the related administration expenses and other, as discussed above, and received guarantee fees as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	Nine Months Ended December 31,		Nine Months Ended
	2002	2003	December 31, 2003

Guarantee fees received	¥45	¥244	$2,277
Administration expenses and other paid	(42)	(112)	(1,045)

Net guarantee fees received	¥3	¥132	$1,232

During the nine months ended December 31, 2002 and 2003, as a result of contractual commitments, NISSIN paid ¥962 thousand and ¥48 million ($448 thousand) as a guarantor for the borrowings.

11. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities during the nine months ended December 31, 2002 and 2003 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	Nine Months Ended December 31,		Nine Months Ended
	2002	2003	December 31, 2003

Property and equipment obtained under capital leases	¥1,187	¥718	$6,702

U.S. GAAP

12. SEGMENT INFORMATION

The Company has historically operated as a single segment, consisting of consumer and other related ordinary loans to individuals. This segment historically included consumer, Wide, Business Timely, small business owner, secured and other loans. On July 11, 2001, the Company established Nissin Servicer Co., Ltd. to acquire and service non-performing debts from banks and the financial institutions in Japan. Nissin Servicer is being operated as separate segment but does not qualify as a separate reportable segment under SFAS No. 131. All operating activities are currently conducted exclusively in Japan. Selected information for our segments as being operated is as follows:

	Millions of Yen

	Consumer and
	Ordinary Loans	Other	Total

Nine Months Ended December 31, 2002
Interest income	¥28,739	¥361	¥29,100
Interest expense	2,967	17	2,984
Provision for loan losses	9,075	56	9,131
Net income	3,808	119	3,927

Nine Months Ended December 31, 2003
Interest income	¥28,863	¥1,343	¥30,206
Interest expense	2,770	88	2,858
Provision for loan losses	9,893	230	10,123
Net income	4,129	387	4,516

	Thousands of U.S. Dollars

	Consumer and
	Ordinary Loans	Other	Total

Nine Months Ended December 31, 2003
Interest income	$269,421	$12,536	$281,957
Interest expense	25,856	821	26,677
Provision for loan losses	92,346	2,147	94,493
Net income	38,542	3,612	42,154

13. SUBSEQUENT EVENT

On February 5, 2004, the Board of Directors approved a two-for-one stock split to be effective on May 20, 2004 to shareholders of record on March 31, 2004.